HAUPPAUGE DIGITAL INC.
91 CABOT COURT
HAUPPAUGE, NEW YORK 11788

December 15, 2006

Via EDGAR and Facsimile (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4651
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Hugh Fuller

Re:	Hauppauge Digital, Inc.
Registration Statement on Form s-3
Filed October 31, 2006
File No. 333-13550

Our File No. 5793-1

Ladies and Gentlemen:

Please be advised that Herbert W. Solomon of Meltzer, Lippe, Goldstein & Breitstone, LLP is our authorized representative in all matters pertaining to the above and is authorized to sign the request for acceleration dated and filed December 15, 2006 including the undertaking contained therein.

Very truly yours,

/ S / Gerald Tucciarone

Gerald Tucciarone Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)